Zentek Provides Update on HVAC Testing

Guelph, ON - September 15, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, reports, further to its press release dated April 11, 2022, that it has received the final report from Phase 1 testing under its Innovation Solutions Canada ("ISC") Testing Stream contract, which notes that all Phase 1 targets were met including: (i) a sufficient reduction in live airborne test organisms without modification to existing HVAC systems, (ii) no reduction in air flow rates, and (iii) no significant shedding of the ZenGUARD™ coating. ZenGUARD™-coated HVAC filters demonstrated a maximum improvement of 99% compared to equivalent MERV-rated uncoated filters using a bacteriophage (a SARS-COV-2 surrogate).

"The significant increase in filtration efficiency of pathogen-laden water droplets, without an impact to airflow rates, creates a potentially powerful solution in the HVAC space," said Greg Fenton, CEO of Zentek. "Working with current systems, and not requiring additional energy or changes to existing equipment, our technology could be a simple and energy-efficient approach to providing cleaner air for indoor spaces and is highly supportive of current global indoor air quality initiatives."

Phase 1 testing was conducted by CremCo Laboratories with assistance by the Aerospace Research Centre, a department of the National Research Council of Canada. Zentek is now in Phase 2 Testing at the National Research Council to demonstrate a reduction in live airborne surrogate contamination within a modular classroom environment, simulating a real-world environment. The Company will report results when completed and validated.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's proprietary ZenGUARD™ coating is patent-pending and shown to have 99% antimicrobial activity, including against COVID-19, for use in PPE and potentially HVAC systems and other industries. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information:

Tyler Dunn
Tel: (306) 717-6745
Email: tdunn@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.